Exhibit 99.1

Swvl Announces Commencement of Strategic Review Process

Dubai, United Arab Emirates – December 30, 2022 – Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a global provider of transformative tech-enabled mass transit solutions, today announced the formation of a special committee (the "Strategic Committee") comprised of independent directors of the Company’s Board of Directors (the "Board") to explore and evaluate potential strategic alternatives that may be available to the Company. As part of the process, the Strategic Committee will consider a full range of strategic alternatives including corporate sale, merger or other business combination, a sale of all or a portion of the company’s assets, strategic investment, new debt or equity financings or other significant transaction (collectively, "Potential Strategic Transactions").

The Strategic Committee will manage all expressions of interest relating to any proposed Potential Strategic Transactions that may be forthcoming, and will work with professional advisors to assess the fairness of Potential Strategic Transactions to shareholders and other stakeholders and make recommendations to the Company's Board in respect of all such matters.

The Company has not set a timetable for completion of the process and does not intend to comment further with respect to the strategic review process unless and until it determines that additional disclosure is appropriate in the circumstances and in accordance with applicable securities laws.

While the Company intends to evaluate all options fairly to maximize value for shareholders and other stakeholders, there can be no assurance that the strategic review process will result in any transaction, or if a transaction is undertaken, as to its terms or timing.

The Company is taking these measures amid the continuing uncertainty in the global economic environment and volatility in capital markets, which potentially impact Swvl’s ability to generate sufficient cash from operating activities and external financings to fund working capital and service its commitments. If the Company is unable to execute on any of these Potential Strategic Transactions or generate cash flows necessary to expand its operations and invest in continued innovation, it may not be able to compete successfully, and may need to scale back or discontinue parts or all of its operations in order to further reduce costs or seek bankruptcy protection.

In parallel to this process, the Company will continue with previously announced and ongoing cost reduction measures including discontinuation of certain operations. The discontinuation can take the form of liquidation or insolvency of local entities.

About Swvl

Swvl is a global provider of transformative tech-enabled mass transit solutions, offering intercity, intracity, B2B and B2G transportation. The Company’s platform provides complimentary semi-private alternatives to public transportation for individuals who cannot access or afford private options. Every day, Swvl’s parallel mass transit systems are empowering individuals to go where they want, when they want – making mobility safer, more efficient, accessible, and environmentally friendly. Customers can book their rides on an easy-to-use proprietary app with varied payment options and access to high-quality private buses and vans.

For additional information about Swvl, please visit www.swvl.com.

Forward Looking Statements

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts.

These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. For example, Swvl is using forward-looking statement in this press release when it discusses Potential Strategic Transactions, certain measures it is taking with respect to its portfolio optimization program and the potential the continuing uncertainty in the global economic environment and volatility in capital markets may impact its ability to generate sufficient cash from operating activities and external financings to fund working capital and service its commitments, and that it may need to scale back or discontinue parts or all of its operations in order to further reduce costs or seek bankruptcy protection. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the "SEC"), which is available on the SEC's website, www.sec.gov, and in subsequent SEC filings.

Contact

Youssef Salem

Swvl CFO

Investor.relations@swvl.com